EXHIBIT 99.1

PyroGenesis Announces $1.2MM Plasma Torch Contract

Enters Market to Destroy Medical Waste; Reduces GHGs

MONTREAL, Aug. 17, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases, is pleased to announce today that it has signed a $1.2MM contract for two Air Plasma Torch systems with an existing Asian client. These torches are to be incorporated into the Client’s medical waste destruction systems. The name of the Client will remain confidential for competitive reasons.

“This contract is for two Air Plasma Torch systems, which are low powered and very different from the high-powered torches we offer to other industries (for example – iron ore pelletization), and underscores both the versatility and acceptance of our torches as well as our unique engineering capabilities,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Of note, if successful, these medical waste systems may replace legacy technologies, such as medical incinerators, which are inefficient and widely criticized for generating greenhouse gases. There is an enormous unaddressed medical waste management need worldwide, particularly in Southeast Asia, for cutting edge solutions such as this.1 More importantly, this entry into the medical waste destruction market is just another of our offerings that complements our strategy to become a preeminent supplier of processes that reduce greenhouse gases.”

Both Air Plasma Torch systems are expected to be delivered in Q1 2022.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

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1 World Health Organization. Regional Office for South-East Asia. (2017). Report on health-care waste management (HCWM) status in Countries of the South-East Asia Region. World Health Organization. Regional Office for South-East Asia. https://apps.who.int/iris/handle/10665/258761. License: CC BY-NC-SA 3.0 IGO